FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2008

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3126 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

November/08 - Same-store sales move up by 11.4%

São Paulo, Brazil, December 10, 2008. Grupo Pão de Açúcar [NYSE: CBD; BOVESPA: PCAR4 (PN)] announces its November 2008 sales performance (unaudited preliminary figures). The information presented below was calculated based on consolidated figures and in Reais, in accordance with Brazilian Corporate Law.

In November, Grupo Pão de Açúcar posted gross sales of R$ 1,813.3 million, up 14.6% on the same month of 2007, and net sales of R$1,577.7 million, up 18.1% year on year.

On a same-store basis, which already considers the Assai stores, gross sales grew by 11.4% year on year, for real growth of 4.7% after deflated by the IPCA - General Consumer Price Index (1), while net sales grew by 14.8% . The strong performance in same-store sales was boosted by three main drivers: (i) the anniversary campaign at Extra launched in November valid at all stores under this banner, which boosted sales in the month; (ii) the increases observed in customer traffic and average ticket, even after excluding the calendar effect; and (iii) the calendar effect (with one more Saturday and Sunday than in November 2007), with a positive impact of approximately 140 basis points.

Also on a same-store basis, food products recorded gross sales growth of 11.7% in the period, with double-digit growth in the Grocery and Perishables categories, while Non-Food sales rose 10.5%, led by the Textiles and Electronics categories, with the latter posting growth of 14.0% year on year.

All formats posted positive growth in the month, led by Extra, Extra Fácil and Assai, which outperformed the average growth rate at the Company.

Cumulative gross sales on a same-store basis in the quarter grew by 12.6% year on year, compared with 10.3% in 3Q08, driven mainly by the stronger food sales, despite the IPCA- food deflation observed in the same period.

(1) The Company has adopted as its inflation indicator headline IPCA – General Consumer Price Index, which is also used by the Brazilian Supermarkets Association (ABRAS), instead of the food component of the IPCA index, in view of: (i) the incompatibility of baskets (the food component of the IPCA index does not include the entire mix of products and brands sold by the Company – e.g., personal care and household cleaning products); (ii) household profiles (the weighting of products in the composition of the food component of the IPCA index is determined by the Household Budget Survey (POF), which considers households with income from 1 to 40 minimum monthly wages – e.g., in the IPCA index rice has a weighting of 3.61%, while at GPA it accounts for 1.30% of food sales); and (iii) the importance of the channel/region (the weighting of the sales regions/channels are incompatible with the weighting at GPA).

Note: Same-store sales figures include only those stores with at least 12 months of operations..	GRUPO PÃO DE AÇÚCAR

Since November 2007, the "total stores" concept has included Assai's sales.	Daniela Sabbag
Investor Relations
Statements included in this report regarding the Company's business prospects, the outlook for operating and financial results, and referring to the Company's growth potential are merely projections and were based on Management's expectations regarding the Company's future. These projections are highly dependent on market changes and the performance of Brazil's economy, the industry and the international markets and are, therefore, subject to change..
Phone: + 55 (11) 3886-0421
Fax: + 55 (11) 3884-2677

E-mail: gpa.ri@grupopaodeacucar.com.br
Website: www.gpari.com.br/eng

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: December 10, 2008	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Administrative Director
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.